EXHIBIT B

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF MANAGEMENT U.S. FUND INC.

DIRECTOR	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Normand Provost	Management U.S. Fund Inc. 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	President

OFFICERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Normand Provost	Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	Executive vice-president Private Equity and President, Capital d'Amérique CDPQ inc.
Sylvain Gareau	Same	Vice-president, Venture Capital
Anne-Geneviève Béïque	Same	Assistant Corporate Secretary